Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

July 25, 2005

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
[redacted]1034079

05010085

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since May 27, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

File No. 82-3764

OSLER

SCHEDULE A
July 25, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Material Change Report dated July 4, 2005	July 6, 2005	3.2
2.	Acceptance of Prospectus Supplement No. 22 dated June 28, 2005	July 5, 2005	4.5
3.	Press Release dated June 29, 2005	July 5, 2005	3.1
4.	Pricing supplement n° 22 dated June 23, 2005 to the short form shelf prospectus dated July 14, 2003	June 23, 2005	4.5
5.	Confirmation of mailing of the Report for the Quarterly Second Quarter ended April 30, 2005	June 2, 2005	2.1

File No. 82-3764

OSLER

SCHEDULE A
July 25, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Material Change Report dated July 4, 2005	July 6, 2005	3.2
2.	Acceptance of Prospectus Supplement No. 22 dated June 28, 2005	July 5, 2005	4.5
3.	Press Release dated June 29, 2005	July 5, 2005	3.1
4.	Pricing supplement n° 22 dated June 23, 2005 to the short form shelf prospectus dated July 14, 2003	June 23, 2005	4.5
5.	Confirmation of mailing of the Report for the Quarterly Second Quarter ended April 30, 2005	June 2, 2005	2.1

MATERIAL CHANGE REPORT

National Instrument 51-102 Continuous Disclosure Obligations
Part 7 : 7.1 – Form 51-102F3

1. **NAME AND ADRESS OF COMPANY :**

NATIONAL BANK OF CANADA
600 de La Gauchetière St. West
4th Floor
Montreal, Quebec
H3B 4L2

2. **DATE OF MATERIAL CHANGE :**

June 29, 2005.

3. **NEWS RELEASE :**

On June 29, 2005 National Bank of Canada issued a press release on "CCN Matthews". A copy of the press release is attached hereto as Appendix A.

4. **SUMMARY OF MATERIAL CHANGE :**

On June 29, 2005, National Bank of Canada has announced the resignation of Mr Kym Anthony as President and Chief Executive Officer of National Bank Financial, and his replacement by Mr Louis Vachon.

5. **FULL DESCRIPTION OF MATERIAL CHANGE :**

See attached press release dated June 29, 2005 which is hereby joined as Appendix A.

6. **CONFIDENTIAL REPORT :**

Not applicable.

7. **OMITTED INFORMATION :**

Not applicable.

8. **SENIOR OFFICER :**

For further information, contact Linda Caty, Vice-President and Corporate Secretary at (514) 394-6433.

DATED this 4th day of July, 2005.

NATIONAL BANK OF CANADA

By : (s) Linda Caty
Linda CATY
Vice-President and Corporate Secretary

APPENDIX A

For immediate release

LOUIS VACHON CHAIRMAN AND CEO OF NATIONAL BANK FINANCIAL

Kym Anthony decides to step down

Montreal, June 29, 2005 - National Bank announced today that Louis Vachon, Chairman of National Bank Financial Group and Natcan Investment Management, will now assume the additional role of CEO of National Bank Financial following the decision of Kym Anthony to step down from the President and CEO role.

"After six great years with National Bank Financial, I have decided to step down to take some time for myself and reflect on my next business project," said Kym Anthony.

"As one of the longest standing CEOs in a very demanding industry, Kym Anthony has achieved many important milestones for National Bank Financial," said Louis Vachon. "We would be happy to work together with Mr. Anthony in his future pursuits. He brought over 25 years of financial markets experience to his role. We thank him for his loyal service and we wish him the best."

Mr. Vachon has been with the National Bank since 1996 and was appointed Chairman of National Bank Financial Group and Natcan Investment Management in 2004. Over the course of his career, he has held a number of senior management positions, including Vice-President of Capital Markets at Lévesque Beaubien, President and Chief Executive Officer of BT Bank Canada, President and Chief Executive Officer of Innocap and Senior Vice-President – Treasury and Financial Markets at National Bank. In September 2002, he was appointed as a member of the Bank's Executive Committee. He is also a member of the Board of Directors of the Montreal Exchange, the Boston Option Exchange and National Bank Discount Brokerage.

About National Bank
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its customers elsewhere in the world. National Bank offers a full array of banking services, including corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management, as well as mutual fund and retirement plan management. National Bank has close to $100 billion in assets and, together with its subsidiaries, employs nearly 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA: TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives)*:

Denis Dubé
Manager, Public Relations
National Bank of Canada
Tel.: (514) 394-8644

National Bank of Canada

RECEIVED
2005 AUG -1 A 10:-7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on March 22, 2005

SEDAR PROJECT NO.: 528867

FILE NO.: 2026

Montréal, July 4, 2005

We acknowledge

> receipt of the price fixing supplement no. 22 dated June 28, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Ex-Tra Total Return Linked Notes due June 29, 2015. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $786.94 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 4 juillet 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 30 juin 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°22 daté du 28 juin 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 29 juin 2015. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 786,94 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

NATIONAL BANK OF CANADA

For immediate release

Press Release

Louis Vachon Chairman and CEO of National Bank Financial

Kym Anthony decides to step down

Montreal, June 29, 2005 - National Bank announced today that Louis Vachon, Chairman of National Bank Financial Group and Natcan Investment Management, will now assume the additional role of CEO of National Bank Financial following the decision of Kym Anthony to step down from the President and CEO role.

"After six great years with National Bank Financial, I have decided to step down to take some time for myself and reflect on my next business project," said Kym Anthony.

"As one of the longest standing CEOs in a very demanding industry, Kym Anthony has achieved many important milestones for National Bank Financial," said Louis Vachon. "We would be happy to work together with Mr. Anthony in his future pursuits. He brought over 25 years of financial markets experience to his role. We thank him for his loyal service and we wish him the best."

Mr. Vachon has been with the National Bank since 1996 and was appointed Chairman of National Bank Financial Group and Natcan Investment Management in 2004. Over the course of his career, he has held a number of senior management positions, including Vice-President of Capital Markets at Lévesque Beaubien, President and Chief Executive Officer of BT Bank Canada, President and Chief Executive Officer of Innocap and Senior Vice-President – Treasury and Financial Markets at National Bank. In September 2002, he was appointed as a member of the Bank's Executive Committee. He is also a member of the Board of Directors of the Montreal Exchange, the Boston Option Exchange and National Bank Discount Brokerage.

About National Bank
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its customers elsewhere in the world. National Bank offers a full array of banking services, including corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management, as well as mutual fund and retirement plan management. National Bank has close to $100 billion in assets and, together with its subsidiaries, employs nearly 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA: TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Information *(The telephone number provided below is for the exclusive use of journalists and other media representatives)*:

Denis Dubé
Manager, Public Relations
National Bank of Canada
Tel.: (514) 394-8644

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 22 dated June 23, 2005.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-06 Notes	CUSIP No.: ISIN No.:	633067459 CA 6330674590
ISSUE SIZE:	Minimum 80,000 Notes (CDN$8,000,000) Maximum 120,000 Notes (CDN$12,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	June 28th, 2005		
NET PROCEEDS TO BANK:	Minimum CDN$ 7,920,000 Maximum CDN$ 11,880,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	3,418,804 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	June 29th, 2015		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

(a) the Revised Annual Information Form of the Bank dated February 28, 2005;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2003 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

(c) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

(d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2005 and 2004;

(e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2005 and 2004; and

(f) the material change report of the Bank dated May 26, 2005.

RECEIVED
2005 AUG -1 A 10: -2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NATIONAL BANK TRUST

June 2nd, 2005

SUBJECT : NATIONAL BANK OF CANADA

To Whom it may concern,

As defined in the National Instrument 51-102, we hereby confirm that on **May 26, 2005** we have sent a copy of the "Quarterly Report to shareholders – **Second Quarter ended April 30, 2005**", to all registered holders of the Supplementary Mailing List of the above-noted Company.

We trust the above is to your entire satisfaction.

Yours truly,

SHARE OWNERSHIP MANAGEMENT

Per : (signed) Danielle Sabourin
Authorized Officer

900-1100 rue University
Montréal (Québec)
H3B 2G7

TRUST BANQUE NATIONALE

Le 2 juin 2005

<u>Objet : BANQUE NATIONALE DU CANADA</u>

Mesdames, Messieurs,

Tel que défini dans la norme canadienne 51-102, la présente est pour vous confirmer que le **26 mai 2005** nous avons effectué l'envoi du " rapport trimestriel aux actionnaires –**deuxième** trimestre terminé le **30 avril 2005**" aux actionnaires inscrits à la liste supplémentaire de la compagnie susmentionnée.

Nous espérons le tout conforme et vous prions d'agréer, Mesdames, Messieurs, l'expression de nos sentiments les meilleurs.

GESTION DE L'ACTIONNARIAT

PAR : <u>(signé) Danielle Sabourin</u>
Officier autorisé

900-1100 rue University
Montréal (Québec)
H3B 2G7